March 2026 China Yuchai International Ltd [NYSE: CYD] Exhibit 99.1

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made, and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information.

Truck and Bus engines applications Marine and Power Generation engines applications Off-road and Agriculture applications Business Segments and Applications

China Yuchai International Limited (“China Yuchai” or the “Company”) is a Bermuda holding company established on April 29, 1993, and listed on the New York Stock Exchange under symbol “CYD”. It is a subsidiary of Singapore-based Hong Leong Asia Ltd. China Yuchai, through six wholly owned subsidiaries, holds a controlling 76.4% equity interest in its principal operating subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai” or “GYMCL”). It also holds a 48.9% shareholding interest in HL Global Enterprises Limited (“HLGE”) which is listed on the main board of the Singapore Exchange. Corporate Structure

Main Operating Subsidiary - Yuchai Founded in 1951, Yuchai as our main operating subsidiary in China, has established a reputable brand name, strong research and development team and significant market share in China. • One of the top commercial vehicle engine suppliers in annual unit sales as ranked by the China Association of Automobile Manufacturers (“CAAM”) • Leading manufacturer of a wide array of light-, medium- and heavy-duty engines including diesel, gas, hybrid and alternative fuel engines for multiple markets • Growing product portfolio for the NEV market • Operates one of the single largest comprehensive facilities to produce commercial automotive and industrial engines in China • Engine production facilities are based in both Yuchai and its subsidiaries, total capacity of 600,000 units per annum • World-class R&D program with large patent portfolio • Over 6,000 domestic services stations throughout China • Total High Horsepower (“HHP”) engine sales for data center applications rose from 750 units in 2024 to over 2,000 units in 2025. Capacity expansion is completed.

• Guangxi Yuchai Marine and Genset Power Co., Ltd. (“MGP”) is a subsidiary of Yuchai. MGP specializes in design and manufacture of marine and power generation engines with capacity between 4 to 102 liters, for marine propulsion and power generation, both prime and emergency power applications. Originally a division within Yuchai, MGP was spun off in 2021 and has since emerged as a key component of Yuchai’s business portfolio. An IPO application was filed for a listing with the Hong Kong Stock Exchange in January 2026. The potential listing is subject to review and approval by relevant regulatory, and other various factors. • MTU Yuchai Power Company Limited (“MTU Yuchai”) is a 50-50 joint venture between MGP and MTU Friedrichshafen GmbH (“MTU”), a subsidiary of Rolls-Royce Power Systems, to produce high-horsepower (“HHP”) diesel engines. • Yuchai Simlan Technology Co., Ltd. (“Yuchai Simlan”) is subsidiary that conducts R&D and creates new production capacity for new energy technologies, including fuel cell systems, range extenders, hybrid power and electric drive systems. Since 2023, Yuchai Simlan produced new energy power systems for truck, bus and off-road machinery applications. • Yuchai Cynland (Jiangsu) Hyentech Co., Ltd. is a wholly owned subsidiary of Yuchai Simlan incorporated in 2021. It specializes in the design and manufacture of fuel cell battery systems and hydrogen generating equipment. • Guangxi Purem Yuchai Automotive Technology Co., Ltd. (“Purem Yuchai”) is a 49%- owned JV with Purem International GmbH, focused on producing and marketing new exhaust emission control systems for trucks, buses, farming equipment and industrial machinery. Yuchai’s Core Subsidiaries, Joint Ventures and Licensing

Yuchai’s Core Subsidiaries, Joint Ventures and Licensing • Guangxi SKY Cloud Technology Co., Ltd. (“SKY Cloud”) is a subsidiary established in 2023 focused on developing proprietary operating systems for data analytics, aimed at smart and connected solutions for both on- and off-road vehicles and machineries. Sky Cloud also manages IT operations and maintenance, and develops new digital projects, as well as intelligent networks and processes for the Yuchai group of entities. • Yuchai Power System (Thailand) Co., Ltd. is a subsidiary incorporated in Thailand to assemble, test and sell diesel engines, gas engines, hybrid engines, range extenders and electric axles. It also provides after-sales services for engine power products (such as maintenance and technical services). • Yuchai Xingshunda New Energy Technology Co., Ltd. (“Yuchai Xingshunda”) is a 65% owned JV with Beijing Xing Shun Da Bus Co., Ltd. for the development, manufacture and sale of fuel cell powertrain systems and fuel cell power components for the Beijing, Tianjin and Hebei markets. • Y&C Engine Co., Ltd. (“Y&C”) is a 45% owned JV with Jirui United Heavy Industry Co., Ltd. and Shenzhen City Jiusi Investment Management Limited, specializing in heavy-duty vehicle engines. • Suzhou Yuxing Automobile Technology Co., Ltd. is a 54% owned subsidiary to provide vehicle monitoring, vehicle and engine maintenance and repairs solutions. * Kim Long Motor Hue (Vietnam), a subsidiary of Vietnam's FUTA Group, has been granted technology licenses by Yuchai, which will provide component supply, related support, and services for the construction of a factory to produce licensed engines in Vietnam.

Vehicle Engine OEMs

Off Road /Marine Engine OEMs

China Yuchai International Limited

2025 Market Overview

Market Statistics

China's GDP grew 5% for 2025. Beijing introduced a list of stimulus programs to revitalize its economy: infrastructure spending, "trade-in" programs for home appliances and automobiles, expansion of clean-energy sectors, and significant export growth to support its large manufacturing capabilities.

According to CAAM, commercial vehicle unit sales*:

2H 2025

1. CV industry unit sales 1.2 million, a YoY increase of 13.0%
2. Truck market – YoY change for HD (+37.3%), MD (-2.8%) and LD (+0.9%) segments
3. Bus market – YoY change for HD (+13.0%), MD (+16.9%) and LD (-6.0%) segments

FY2025

1. CV industry unit sales 2.4 million, a YoY increase of 4.5%
2. Truck market – YoY change for HD (+14.8%), MD (-12.4%)and LD (+1.1%) segment
3. Bus market – YoY change for HD (-2.2%), MD (+12.4%) and LD (-6.8%) segments

1H2026 Market Outlook – On-road*

1. Strong demand for HD trailer especially the Gas Engine driven Trailer, MD truck segments was slowing down due to reducing demand from construction segment. Requirements for LD trucks was stable but growth rate was slowing down due to termination of incentive scheme of old for new replacement program.

2. Moderate growth of HD and MD bus segment due to strong export demand, but overall requirement remain weak due to high penetration of EV buses.

*excludes EV and gasoline

Market Overview: Commercial Vehicles 2021-2025 (Powered by Diesel and Others Excluding Gasoline and EV) China Truck Market Drivers • China’s economic growth Incentive Replacement Policy • Stringent emission standards China Bus Market Drivers • Rapid expansion into rural areas • Tourism • Continued urbanization • Urbanization / logistics networks • Vehicle replacement cycle • Demand affected by EV and Hybrid systems Source: China Automotive Industry Newsletter

China Yuchai Unit Sales (Excluding NEV): 2021-2025   2021 2022 2023 2024 2025 On Road 251,074 129,896 132,048 155,271 219,715 Off Road 205,216 185,033 173,388 189,215 213,819 Total 456,290 314,929 305,436 344,486 433,534 Emission standard in China On-road National V emission standard was fully implemented from January 2018 On-road National VI-a emission standard was fully implemented from July 2021 On-road National VI-b emission standard was fully implemented in July 2023 Off-road Tier 3 emission standards were fully implemented from December 2016 Off-road machinery (below 560kW) Tier-4 emission standard implemented from December 2022

Operations Strategy 1. Product Strategy • Ensure all products meet current stringent emission standards, and to be among the first engine manufacturers compliant with future emission standards • Extend HD products into construction and mining applications • Expand HHP products into marine and power generation markets • Develop New Energy products for Hybrid Range-extenders, e-Axle Hybrid systems and Fuel cell power systems • Develop Alternative Fuels for Low Carbon emissions, including hydrogen, methanol 2. Business Strategy • Grow new markets with new products such as HHP engines for marine and power generation segments, especially to meet data center demand growth • Extend off-road engine platforms for industrial, construction and mining machines • Ramp up New Energy product sales for both on- and off-road applications • Nurture strategic alliances with OEM customers • Grow international businesses • Implement cost reductions through improvements in Supply Chain and Manufacturing Processes • Explore launching more production and assembly facilities to sustain future growth; new Thailand factory commenced operation in mid-2024; provides operational support to Vietnam OEM factory • Extend HHP products for AI Data Centre projects

China Yuchai International Ltd [NYSE: CYD] Operational Overview

Manufacturing Capabilities: Engine Assembly Plants

Manufacturing Capabilities: Intelligent Digital Factory

Manufacturing Capabilities: Fully Automated Machining Centre

Manufacturing Capabilities: 3D Printing for Trial Production

Yulin Facility Nat VI Engine Manufacturing Plants

MTU Yuchai Power Company Ltd. Our MTU JV partner  A diesel engine manufacturer specializing in high-speed, large-rating diesel engines for power generation, oil & gas, railway, marine and mining, and data centers.  MTU is a wholly owned subsidiary of Rolls-Royce Power Systems. The Joint Venture  The JV ownership is 50:50 between MTU and GYMCL with the main manufacturing facility located inside GYMCL’s factory in Yulin, China.  Operations have been profitable since 2019.  Over 2,000 units of the flagship MTU Series 4000 high-horsepower diesel engines  In 2025, the JV commenced a project to add the MTU Series 2000 and the Yuchai- branded VC series diesel engines to expand sales. Capacity expanded for new products in 2026. have been produced since 2017.

Engine Rating – On-Road Diesel Engine

On-road China Nat VIb Diesel Engine

11 Engine Series, with Power Range 100~660 HP


K13/K15
(520 - 660Ps)
K09/K11
(350 - 500Ps)
K05/K08
(190 - 350Ps)
S04/S06
(140 - 270Ps)
Y30
(150 - 165Ps)
Y20/Y24
(100 - 140Ps)
100
200
300
400
500
600
700

Engine Rating – On-Road Gas Engine 7 Engine Series, with Power Range 140~560 HP On-road China Nat VIb Gas Engine S06N

Engine Rating – Off-Road Engine 13 Engine Series, with Power Range 40~2200 HP Off-road China IV diesel engine

Engine Rating – Power Generation Engine 功率/kW Generation Power 15 Engine Series, Capacity from 2.5L~105L Power Range 20~3310kW

Engine Rating – Marine Engine Marine Power 18 Engine Series, Capacity from 2.5L~122L Power Range 30~4000hp

LD and MD National VI Engines

MD and HD National VI Engines

HHP Marine and Power Generation Engines YC12VTD YC6C YC12VC YC16VC • YC6T/6TD - 6 cylinders, 16/19.5L, with 441-748 kW power rating • YC6C – 6 cylinders, 40L, with 680-1221 kW power rating • YC8CL – 8 cylinders, 72.8L , rated at 1029-1324 kW power rating • YC12VTD – 12 cylinders, 39L, rated at 900-1520 kW power rating • YC12VC – 12 cylinders, 80L, rated at 1380-2206 kW power rating • YC16VTD - 16 cylinders, 52L, rated 1520 to 1985 kW power rating • YC16VC - 16 cylinders, 108L, rated at 2005-3608 kW power rating

400 Distributors in 100 countries Support Network Marine Powergen On- and off-road Central Vietnam South America Indo-Malaysia Middle East South Asia Euro Asia CentralNorth America Philippine Central South Asia Northwest Africa Northeast Africa Saudi Arabia Central Asia Pakistan Southeast Africa Central Asia West Africa West Africa Euro-Asia Thailand West Asia India over 6,000 services stations in China. East Asia Indonesia Regional Sales and Service Support

Green Technologies • National Emission Standards for on-road applications Current National VI-b standard nationally mandated on July 1, 2023 Yuchai S04220-61 upgraded engine series became first Chinese engines certified for the UN R49.07 Euro VI E stage emission standard by TÜV Rheinland Greater China Technologies for future National VII emission standards under development • National Tier-4 Emission Standards for off-road applications Yuchai has a comprehensive range of Tier-4 compliant diesel and gas engine models for light-, medium- and heavy-duty off-road applications including agricultural, industrial, construction and power generation markets • Hybrid and Range Extender Power Trains Yuchai Simlan expanded its R&D team to develop new energy technologies and products Introduced the new eCVT drivetrain on new generation hybrid systems Enlarged the range of Range Extender Power systems from 25kw to 500kw, applicable for commercial vehicles, buses, on- and off-road trucks, agriculture and engineering equipment, and power generator. • Natural Gas (CNG, LNG) and Alternative Fuel combustion CNG / LNG fuel systems available for truck and bus, marine and power generation applications Alternative fuel development includes hydrogen, methanol and ammonia combustion Introduced first hydrogen combustible engine K05H for commercial vehicles in 2021 New heavy-duty K15H hydrogen combustion engine started on-road vehicle trials in 2024

Cost & Technology Improvements Lean Manufacturing  Promote lean manufacturing across all machining and engine assembly plants  Some machining processes outsourced to reduce capital investment Supply Chain Improvement  Reduced number of suppliers through stringent vendor selection policy and establish long-term partnership program to achieve cost savings  Improved component sourcing standards through total quality commitment program requiring stricter quality at component suppliers Intelligent Manufacturing  Implemented Intelligent Manufacturing SAP projects throughout all factories, foundry and testing centers  Fully automated machining plants tailored for Nat VI-engine production  3D casting mold printing reduces development lead time  SAP systems implemented in finance, supply chain, logistics and R&D departments  Remote engine monitoring through ECU data communication V Configuration for HHP engines  VTF series engine (in 12V/16V/20V configurations) with power range between 2,000kW - 4,000kW for marine and power generation applications  Medium-speed engine development for power ratings up to 10MW

China Yuchai International Limited

R&D Capability

- Self-established National Engineering Laboratory is an efficient, energy-saving and environmentally-friendly internal combustion engine testing laboratory in China, rated as a top tier laboratory in the Chinese diesel industry.

- Installation of 84 engine test benches and 16 parts & components test benches, comprising:
  - ✓ Full Flow Sampling Emission Bench
  - ✓ Direct Sampling Dynamic Emission Bench
  - ✓ Partial Flow Sampling Emission Bench
  - ✓ Cold Start Bench
  - ✓ Semi-anechoic Room Test Bench
  - ✓ Mobile Bench for Plateau Test
  - ✓ Plateau Simulation Bench
  - ✓ Vehicle Test Bench
  - ✓ Thermal Shock Test Bench
  - ✓ Deep Thermal Shock Test Bench
  - ✓ PTO Bench
  - ✓ Inclination Test Bench

- The measurement scope covers engines with displacement of 3~120L, and the overall R&D facilities reach the international advanced standard.

- New Energy/Low Carbon Development and Production facility including:
  - ✓ High-Speed Motor Assembly and self-developed VCU/PCU/MCU/BCU controls
  - ✓ Range Extender System Assembly up to 500 kW rating
  - ✓ eCVT Hybrid System Assembly
  - ✓ Fuel Cell System Assembly / Fuel Stack development – 60-125kW rating
  - ✓ PEM hydrogen production equipment for energy generation
  - ✓ Hydrogen-combustion engines in performance testing

R&D Leadership R&D capabilities  Approximately 650 engineers including PhDs and Master Degree holders  Over 3,000 patents have been registered as of December 31, 2024  New Energy R&D and Production facilities were set up in Nanning and Wuxi Powertrain innovations  Late 2018: Model K08 engine was first domestic diesel engine to pass the National VI-b emission regulations  Full suite of China National VI (on-road) compliant engines is available; China Tier-4 (off-road) engines completed testing for commercial operation  2019: Introduced NEV products – plug-in hybrid engines, EV powertrains, SG power generation powertrains, e-CVT power-split hybrid powertrains, Integrated electric drive axel powertrains and Fuel cell systems  Hydrogen fuel cells and combustion engines continue further development  Launched first QT700-10 turbine fan main shaft in 2024 to improve wind power generation

China Yuchai International Limited

R&D Leadership

3 Developing Technologies

Fuel Cells

Late-2023:
First independently developed 150 kW graphite sample stack passed testing, achieving 4.3 kW/L volumetric power density, industry-leading;

2024:
Self-developed graphite stack integrated into 60 kW fuel cell system, achieving world-leading 47% rated efficiency;

2025:
Self-developed single-cell metal plate stack developed, achieving 5.6 kW/L volumetric power density; developed 120 kW system with higher efficiency & lighter in weight.

Electrolyzer for Hydrogen Generation

Late-2024:
Successfully developed a 30kW low-power electrolyzer, with a sealing pressure of up to 7 MPa;

October 2025:
Successfully developed a 250kW high-power electrolyzer, with energy consumption ≤ 4.2 kWh/Nm^3 H_2 @2 A/cm^2.

Hydrogen Combustion Engines

Late-2021:
First ignition of the YCK05 Hydrogen Combustion engine

Mid-2022:
Launched heavy-duty hydrogen combustion engine

2023 & 2024:
The optimal thermal efficiency reaches 43.9%, and the prototype traction vehicle equipped has successfully ignited and commenced trial operation.

2025:
The K15H in-cylinder direct injection hydrogen combustion engine achieves a maximum power output of 399 kW, a BEMP of 22.15 bar, and a peak thermal efficiency of 45.12%.

Yuchai New Energy Products YCK09LN 200KW FLYWHEEL RANGE-EXTENDER SYSTEM Maximum efficiency≥99.5% and power generation efficiency of 5.2 kWh/kg, which is industry-leading. Maintenance-free high-efficiency flywheel technology。 High reliability. Intelligent energy management system balancing both economy and comfort to optimize overall vehicle performance. 270/400KW 13T ELECTRIC DRIVE AXLE POWER SYSTEM FOR HEAVY-DUTY TRUCKS QT800/QT900 integrated cast axle housing, lightweight and reliable System peak torque ≥45,000 N·m. Equipped with an 800V all-in-one SiC electric control unit, system maximum efficiency≥94% 350/510KW OVERLOADED HEAVY-DUTY TRUCK BOX DRIVE SYSTEM High-speed flat wire H-PIN motor with light weight aluminum alloy transmission housing. Maximum transmission efficiency: 99.5%, Low power consumption. lnput torque>3500N·m, with powerful acceleration. 140/230KW INTEGRATED MOTOR AND ELECTRONIC CONTROL POWER SYSTEM FOR LIGHT TRUCKS Peak system power of 230 kW and peak torque of 560Nm. High-efficiency oil-cooled flat-wire motor paired with a SiC controller with maximum system efficiency of ≥97.5%. Meets EMC requirements of CLASS 3 under load. Light weight. 60 kW fuel cell system Rated system efficiency: > 47%; Self-developed hydrogen recirculation system, hydrogen utilization rate up to 98%. 120 kW fuel cell system Rated system efficiency: > 47%； Cold start-up time: < 140 s； Rated mass power density: up to 710 W/kg

Financial Overview China Yuchai International Ltd [NYSE: CYD]

* Unaudited Financial Performance Review

Balance Sheet remains healthy with sound Operating Cash Flow. * Unaudited Financial Performance Review

* Unaudited ** To be confirmed  Financial Ratios remain strong. Reduced bank term loans. A share buyback was conducted in 2024 for a total of 3.3 million shares repurchased for a total of approximately US$ 39.8 million. Financial Performance Review

Note 1: Included impairment of smaller rating gas engine platform for S04N in 2025 and K05N in 2024 in Cost of Sales (2H 2025: RMB 47.1 million versus 2H 2024: RMB 31.1 million). Note 2: Included impairment of obsolete technology relating to fuel cell system development amounted to RMB 70.2 million in 2H 2025 Note 3: After recognizing lower government grants (2H 2025: RMB 106.4 million versus 2H 2024: RMB 240.5 million) Note 4: After recognizing higher deferred income tax expense (H2 2025: RMB 95.8 million versus 2H 2024: RMB 18.5 million) Unaudited Second Half 2025 Results

Note 1:Included impairment of smaller rating gas engine platform for S04N in 2025 and K05N in 2024 in Cost of Sales (FY 2025: RMB 47.1 million versus FY 2024: RMB 31.1 million). Note 2: Included impairment of obsolete technology relating to fuel cell system development amounted to RMB 70.2 million in FY 2025 Note 3: After recognizing lower government grants (FY 2025: RMB 227.4 million versus FY 2024: RMB 339.9 million) Note 4: After recognizing higher deferred tax expenses (FY 2025: RMB 222.9 million versus FY 2024: RMB 120.3 million) Unaudited Full Year 2025 Results

Unaudited Full Year 2025 EBITDA

Thank You China Yuchai International Ltd [NYSE: CYD]